PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Board of Directors Grants Management and Employee Options

Laval Quebec, June 9, 2006: Neptune Technologies & Bioressources Inc., (TSX Venture Exchange: NTB), «Neptune» today announced that subject to requisite regulatory and share holder approval, the Board of Directors have approved the grant of 1,102,500 options to purchase common shares with an exercise price of $2.60 per share.

Senior members of management and Directors were granted a total of 750 thousand options in recognition of meeting and/or exceeding performance objectives. The remaining 352,500 options were granted to employees of the Company.

The options will vest over a two-year period. Neptune currently has 34.09 million outstanding and fully diluted of 37.91 million.

About Neptune Technologies & Bioressources Inc.

Neptune develops high value added nutritional products from under exploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Investor Relations:

Corporate Contact:

Grant Howard / David Gordon

Henri Harland

The Howard Group Inc.

President & C.E.O.

Toll Free: 1-888-221-0915

h.harland@neptunebiotech.com

Info@howardgroupinc.com

www.neptunebiotech.com

www.howardgroupinc.com

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